NEWS RELEASE

Crosshair Announces Plans for Juniper Ridge

March 31st, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce details of the 2011 exploration program on the Juniper Ridge Property in southwest Wyoming.  The program will consist of 80,000 feet (24,400 metres) of drilling as well as metallurgical test work with the goal of bringing the historical uranium resource into a National Instrument (NI) 43-101 compliant resource.

The $1.9 million program is expected to commence during the second week of May and take 4 months to complete.  The drill program will utilize 2 drills in order to confirm historical results with approximately 400 holes being drilled to an average depth of 200 feet.  The program will be followed by an initial NI 43-101 resource estimate, expected in Q4 2011.

“We are excited to start drilling in Wyoming and confirm the historical resource at Juniper Ridge,” says Stewart Wallis, President and CEO of Crosshair.  “One summer drill program should allow us to begin the permitting process and continue to advance the property to the prefeasibility stage.”

The Juniper Ridge Property is comprised of 197 claims and one state mineral lease totalling 4,710 acres (1,906 Ha) in size. It has a historical geological resource of 5.2 million tons grading 0.067% U3O8 for a total 6.97 million pounds of uranium. The historical resource estimate was completed by AGIP Mining Company in 1986, prior to the implementation of NI 43-101 and is not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. Given the quality of the historic work completed on the Property, Crosshair believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon.

Additional information on the Juniper Ridge Project, including a proposed drill hole location map, can be found at: http://www.crosshairexploration.com/s/JuniperRidge.asp.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the completion and expected timing of a resource estimate, the details of the drill program, the Juniper Ridge property advancing to the prefeasibility stage, the exploration potential of the Company’s properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.